Consolidated Financial Statements
(Expressed in thousands of United States dollars)

WESTPORT INNOVATIONS INC.

For the years ended December 31, 2013 and 2012 and
the nine months ended December 31, 2011

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca independent auditors’ report of
registered public accounting firm

To the Shareholders of Westport Innovations Inc.

We have audited the accompanying consolidated financial statements of Westport Innovations Inc., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the years ended December 31, 2013 and December 31, 2012 and the nine-month period ended December 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Westport Innovations Inc.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Westport Innovations Inc. as at December 31, 2013 and December 31, 2012 and its consolidated results of operations and its consolidated cash flows for the years ended December 31, 2013 and December 31, 2012 and for the nine-month period ended December 31, 2011, in accordance with U.S. generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Westport Innovations Inc.’s internal control over financial reporting as of December 31, 2013 based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 25, 2014 expressed an unmodified (unqualified) opinion on the effectiveness of Westport Innovations Inc.’s internal control over financial reporting.

//s// KPMG LLP

Chartered Accountants

February 25, 2014
Vancouver, Canada

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca report of independent registered
public accounting firm

To the Shareholders of Westport Innovations Inc.

We have audited Westport Innovations Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Westport Innovations Inc.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company acquired BAF Technologies Inc. during the year ended December 31, 2013, and management excluded from its assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2013 BAF Technologies Inc.’s internal controls over financial reporting associated with assets representing 7% of consolidated total assets and revenues representing 10% of consolidated total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2013. Our audit of internal control over financial reporting of the Company also excludes an evaluation of internal controls over financial reporting of BAF Technologies Inc.

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of Public Company Accounting Oversight Board (United States). Our report dated February 25, 2014 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

//s// KPMG LLP

Chartered Accountants

February 25, 2014
Vancouver, Canada

WESTPORT INNOVATIONS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2013 and 2012

	2013	2012

Assets

Current assets:
Cash and cash equivalents	$178,513	$188,958
Short-term investments	32,091	26,902
Accounts receivable (note 5)	59,315	44,189
Inventories (note 6)	40,626	44,946
Prepaid expenses	6,072	6,641
Current portion of deferred income tax assets (note 20(b))	3,109	7,183
	319,726	318,819

Long-term investments (note 7)	22,128	19,118
Other assets	2,245	1,852
Property, plant and equipment (note 9)	67,349	58,194
Intangible assets (note 10)	38,344	35,215
Deferred income tax assets (note 20(b))	379	-
Goodwill (note 11)	41,500	56,879

	$491,671	$490,077

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 12)	$54,792	$48,509
Current portion of deferred revenue	6,727	1,254
Current portion of deferred income tax liabilities (note 20(b))	468	65
Current portion of long-term debt (note 13)	53,025	28,566
Current portion of warranty liability (note 14)	9,955	2,072
	124,967	80,466

Warranty liability (note 14)	18,890	4,308
Long-term debt (note 13)	12,988	52,156
Deferred revenue	4,580	5,215
Deferred income tax liabilities (note 20(b))	4,903	9,245
Other long-term liabilities (note 15)	2,441	2,606
	168,769	153,996
Shareholders’ equity:
Share capital (note 17):
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
62,733,762 (2012 - 55,294,091) common shares	916,497	733,385
Other equity instruments	13,834	9,228
Additional paid in capital	8,205	6,384
Accumulated deficit	(615,342)	(429,932)
Accumulated other comprehensive income	(292)	17,016
	322,902	336,081
Commitments and contingencies (note 16 and 23)
	$491,671	$490,077

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Douglas R. King”	Director	“John A. Beaulieu”	Director

1

WESTPORT INNOVATIONS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except share and per share amounts)

	Years ended December 31,		Nine months ended December 31,
	2013	2012	2011

Product revenue	$134,171	$128,914	$75,164
Parts revenue	13,830	3,468	2,351
Service and other revenue (note 22)	16,031	23,244	10,181
	164,032	155,626	87,696

Cost of revenue and expenses:
Cost of product and parts revenue	148,690	102,486	67,093
Research and development (note 18(d) and 19)	91,132	73,198	36,574
General and administrative (note 18(d))	46,475	44,811	22,738
Sales and marketing (note 18(d))	28,707	30,112	15,302
Foreign exchange (gain) loss	(15,168)	1,185	(2,053)
Depreciation and amortization	16,288	11,395	6,200
Bank charges, interest and other	595	737	917
Loss on disposal of assets	4,838	-	-
Intangible impairment (note 10)	1,721	-	-
Goodwill impairment (note 11)	34,964	-	-
	358,242	263,924	146,771

Loss before undernoted	(194,210)	(108,298)	(59,075)

Income from investments accounted for by the equity method	13,444	16,190	14,458
Interest on long-term debt and amortization of discount	(4,789)	(5,354)	(2,998)
Interest and other income	1,018	426	661

Loss before income taxes	(184,537)	(97,036)	(46,954)

Income tax expense (recovery) (note 20):
Current	1,414	2,147	1,028
Deferred	(541)	(409)	(2,188)
	873	1,738	(1,160)

Net loss for the period	$(185,410)	$(98,774)	$(45,794)

Other comprehensive income (loss):
Cumulative translation adjustment	(17,308)	3,745	(12,370)

Comprehensive loss	$(202,718)	$(95,029)	$(58,164)

Loss per share:
Basic and diluted	$(3.22)	$(1.83)	$(0.96)

Weighted average common shares outstanding:
Basic and diluted	57,633,190	54,072,513	47,933,348

See accompanying notes to consolidated financial statements.

2

WESTPORT INNOVATIONS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)

	Common			Additional		Accumulated other	Total
	shares		Other equity	paid in	Accumulated	comprehensive	shareholders'
	outstanding	Share capital	instruments	capital	deficit	income	equity

Balance, March 31, 2011	46,972,304	$430,608	$4,205	$5,141	$(284,509)	$25,641	181,086

Issue of common shares on exercise of stock options	225,845	2,810	-	(994)	-	-	1,816
Issue of common shares on exercise of performance share units	391,612	3,799	(3,799)	-	-	-	-
Issue of common shares in connection with acquisitions	915,021	23,052	-	-	-	-	23,052
Cancellation of common shares	(49,181)	(403)	-	-	(855)	-	(1,258)
Stock-based compensation	-	-	5,706	352	-	-	6,058
Net loss for the period	-	-	-	-	(45,794)	-	(45,794)
Other comprehensive loss	-	-	-	-	-	(12,370)	(12,370)

Balance, December 31, 2011	48,455,601	$459,866	$6,112	$4,499	$(331,158)	$13,271	$152,590

Issue of common shares on exercise of stock options	93,044	1,492	-	(523)	-	-	969
Issue of common shares on exercise of performance share units	420,446	6,597	(6,597)	-	-	-	-
Issue of common shares on public offering	6,325,000	273,556	-	-	-	-	273,556
Share issue costs	-	(8,126)	-	-	-	-	(8,126)
Stock-based compensation	-	-	9,713	2,408	-	-	12,121
Net loss for the year	-	-	-	-	(98,774)	-	(98,774)
Other comprehensive income	-	-	-	-	-	3,745	3,745

Balance, December 31, 2012	55,294,091	$733,385	$9,228	$6,384	$(429,932)	$17,016	$336,081

Issue of common shares on exercise of stock options	111,986	1,147	-	(406)	-	-	741
Issue of common shares on exercise of performance share units	609,200	10,599	(10,599)	-	-	-	-
Issue of common shares in connection with acquisition	718,485	24,091	-	-	-	-	24,091
Acquisition to be settled by issuance of common shares	-	-	3,285	-	-	-	3,285
Issue of common shares on public offering	6,000,000	152,340	-	-	-	-	152,340
Share issue costs	-	(5,065)	-	-	-	-	(5,065)
Stock-based compensation	-	-	11,920	2,227	-	-	14,147
Net loss for the year	-	-	-	-	(185,410)	-	(185,410)
Other comprehensive loss	-	-	-	-	-	(17,308)	(17,308)

Balance, December 31, 2013	62,733,762	$916,497	$13,834	$8,205	$(615,342)	$(292)	$322,902

See accompanying notes to consolidated financial statements.

3

Westport Innovations Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

	Years ended December 31,		Nine months ended December 31,
	2013	2012	2011

Cash flows from operating activities:
Loss for the period	$(185,410)	$(98,774)	$(45,794)
Items not involving cash:
Depreciation and amortization	16,288	11,395	6,200
Stock-based compensation expense	14,283	12,468	6,179
Unrealized foreign exchange gain	(15,168)	1,185	(2,053)
Deferred income tax expense (recovery)	(541)	(409)	(2,188)
Income from investments accounted for by the equity method	(13,444)	(16,190)	(14,458)
Accretion of long-term debt	1,643	2,094	1,016
Loss on disposal of assets	4,838	-	-
Inventory obsolescence and write-downs	4,925	-	-
Intangible impairment	1,721	-	-
Goodwill impairment	34,964	-	-
Other	(37)	340	607
Changes in non-cash operating working capital:
Accounts receivable	(12,289)	6,733	(14,598)
Inventories	5,179	(7,920)	(2,051)
Prepaid expenses	513	179	(4,649)
Accounts payable and accrued liabilities	(2,064)	(742)	(857)
Deferred revenue	5,208	3,115	1,561
Warranty liability	22,602	1,979	2,751
	(116,789)	(84,547)	(68,334)
Cash flows from investing activities:
Purchase of property, plant and equipment	(26,450)	(30,363)	(13,123)
Purchase of intangible assets	-	(989)	(123)
(Purchase) sale of short-term investments, net	(5,771)	(22,520)	26,621
Repayment of loan receivable	-	2,494	-
Increase loan payable	-	2,450	29,080
Repayment of loan payable	-	(21,840)	(23,840)
Acquisitions, net of acquired cash (note 4)	1,178	(1,125)	(9,084)
Investment in equity interest (note 7(a))	-	-	(955)
Dividends received from joint ventures	8,287	22,600	10,000
	(22,756)	(49,293)	18,576
Cash flows from financing activities:
Increase in operating lines of credit	-	4,245	-
Repayment of operating lines of credit	(3,731)	(3,118)	(3,240)
Repayment of long-term debt	(9,947)	(6,725)	(53,278)
Issuance of subordinated debenture notes	-	-	34,345
Finance costs incurred	-	-	(1,392)
Proceeds from stock options exercised	741	969	1,816
Shares issued for cash	152,340	273,556	-
Share issuance costs	(5,065)	(8,126)	-
	134,338	260,801	(21,749)

Effect of foreign exchange on cash and cash equivalents	(5,238)	(1,288)	3,259

(Decrease) increase in cash and cash equivalents	(10,445)	125,673	(68,248)

Cash and cash equivalents, beginning of period	188,958	63,285	131,533

Cash and cash equivalents, end of period	$178,513	$188,958	$63,285

See accompanying notes to consolidated financial statements.

4

Westport Innovations Inc.
Consolidated Statements of Cash Flows (continued)
(Expressed in thousands of United States dollars)

			Nine months ended
	Years ended December 31,		December 31,
	2013	2012	2011

Supplementary information:
Interest paid	$3,911	$3,532	$1,349
Taxes paid, net of refunds	1,321	1,982	1,472
Non-cash transactions:
Shares issued on exercise of performance share units	10,599	6,597	3,799
Cancellation of performance share units	-	-	1,258
Common shares issued in connection with acquisitions (note 4)	24,091	-	23,052
Acquisition to be settled by issuance of common shares (note 4(a))	3,285	-	-
Contingent consideration payable in common shares in connection with acquisitions (note 4(c))	-	-	428

See accompanying notes to consolidated financial statements.

5

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

1.	Company organization and operations:

Westport Innovations Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995.

The Company is a provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Its technology and products enable light (<5.9 litre), medium (5.9 to 10 litre), heavy-duty (11 to 16 litre) and high horsepower (>16 litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, more plentiful and generally less expensive alternative fuel.

The Company is focused on developing technology to enable more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to using an abundant, relatively inexpensive alternative fuel. The Company’s systems can be used to enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas or hydrogen. The Company’s research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for its differentiated technology offerings and competitive advantage.

2.	Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and variable interest entities (“VIEs”) for which the Company is considered the primary beneficiary.  All Intercompany balances and transactions have been eliminated on consolidation.

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

(b)	Foreign currency translation:

The Company’s reporting currency for its consolidated financial statement presentation is the United States dollar.  The functional currencies of the Company’s operations and subsidiaries include the following: United States, Canadian and Australian dollar, Euro, Chinese Renminbi (“RMB”), and Swedish Krona.  The Company translates assets and liabilities of non-US dollar functional currency operations using the period end exchange rates,  shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

6

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

2.	Significant accounting policies (continued):

(b)	Foreign currency translation (continued):

Transactions that are denominated in currencies other than the functional currency of the Company’s operations or its subsidiaries are translated at the rate in effect on the date of the transaction.  Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rate in effect on the balance sheet date.  Non-monetary assets and liabilities are translated at the historical exchange rate.  All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars.  For the periods presented, the Company used the following exchange rates:

	Period end exchange rate as at:		Average for the year ended:
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Canadian dollar	0.94	1.01	0.97	1.00
Australian dollar	0.89	1.04	0.97	1.04
Euro	1.38	1.32	1.33	1.29
RMB	0.17	0.16	0.16	0.16
Swedish Krona	0.16	0.15	0.15	0.15

(c)	Cash and cash equivalents:

Cash and cash equivalents includes cash, term deposits, bankers acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired.  Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations.

(d)	Short-term investments:

Short-term investments, consisting of investment grade commercial paper, banker acceptances, bearer deposit notes, guaranteed investment certificates and other term deposits, are considered available for sale and recorded at fair value with changes in fair value recognized in accumulated other comprehensive income until realized.  A decline in value that is considered other than temporary is recognized in net loss for the period.

7

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

2.	Significant accounting policies (continued):

(e)	Accounts receivable:

Accounts receivable are measured at amortized cost.  An allowance for doubtful accounts is recorded based on a review of specific accounts deemed uncollectible.  Account balances are charged against the allowance in the period in which it is considered probable that the receivable will not be recovered.

(f)	Inventories:

The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value.  Cost is determined based on the lower of weighted average cost and net realizable value.  The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation.  An inventory obsolescence provision is provided to the extent cost of inventory exceeds net realizable value.  In establishing the amount of the inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand and technology, which would make inventory on hand obsolete.

(g)	Property, plant and equipment:

Property, plant and equipment are stated at cost.  Depreciation is provided as follows:

Assets	Basis	Rate

Buildings	Straight-line	10 years
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	8 – 10 years
Leasehold improvements	Straight-line	Lease term

8

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

2.	Significant accounting policies (continued):

(h)	Long-term investments:

The Company accounts for investments in which it has significant influence, including VIEs for which the Company is not the primary beneficiary, using the equity basis of accounting.  Under the equity method, the Company recognizes its share of income from equity accounted for investees in the statement of operations with a corresponding increase in long-term investments.  Any dividends paid or payable are credited against long-term investments.

(i)	Financial liabilities:

Accounts payable and accrued liabilities, short-term debt and long-term debt are measured at amortized cost.  Transaction costs relating to long-term debt are deferred in other assets on initial recognition and are amortized using the effective interest rate method.

(j)	Research and development costs:

Research and development costs are expensed as incurred and are recorded net of government funding received or receivable.

(k)	Government assistance:

The Company periodically applies for financial assistance under available government incentive programs, which is recorded in the period it is received or receivable.  Government assistance relating to the purchase of property, plant and equipment is reflected as a reduction of the cost of such assets.  Government assistance related to research and development activities is recorded as a reduction of the related expenditures.

(l)	Intangible assets:

Intangible assets consist primarily of the cost of intellectual property, trademarks, technology, customer contracts and non-compete agreements.  Intangible assets are amortized over their estimated useful lives, which range from 5 to 20 years.

(m)	Impairment of long-lived assets:

The Company reviews its long-lived assets for impairment, including property, plant and equipment, and intellectual property, to be held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount.  An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value.  When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

9

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

2.	Significant accounting policies (continued):

(n)	Goodwill impairment:

Goodwill is recorded at the time of purchase for the excess of the amount of the purchase price over the fair values of the identifiable assets acquired and liabilities assumed.  Goodwill is not amortized and instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired.  This impairment test is performed annually at November 30.  Future adverse changes in market conditions or poor operating results of underlying assets could result in an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

A two-step test is used to identify a potential impairment and to measure the amount of impairment, if any.  The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill.  If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two.  Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

Fair value is determined using widely accepted valuation techniques, including discounted cash flows and market multiple analyses.  These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies.

(o)	Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue.  The Company provides warranty coverage on products sold for a period ending two years from the date the products are put into service by customers.  Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period.  The Company uses historical failure rates and cost to repair defective products together with known information to estimate the warranty liability.  New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  The Company records warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter.  The amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products.  Since a number of the Company’s products are new in the market, historical data may not necessarily reflect actual costs to be incurred and may result in significant fluctuations in the warranty liability.

10

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

2.	Significant accounting policies (continued):

(p)	Extended warranty:

The Company sells extended warranty contracts that provide coverage in addition to the basic two-year coverage.  Proceeds from the sale of these contracts are deferred and amortized over the extended warranty period commencing at the end of the basic warranty period.  On a periodic basis, management reviews the estimated costs expected to be incurred related to servicing these contracts and recognizes a loss to the extent such costs exceed the related deferred revenue. Extended warranty costs are expensed as period costs as incurred.

(q)	Revenue recognition:

Product revenue

The Company’s primary source of revenue is from the sale of kits, Westport LNG systems and parts, and Westport CNG and LPG fuel systems for OEMs in the light-duty automotive and industrial markets.  Product and parts revenue is recognized when the products are shipped and title passes to the customer.

Revenue from research and development

The Company also earns service revenue from research and development arrangements under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in products and providing ongoing development services to assist with the development and commercialization of products.  These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under product development programs.  Revenues are recognized using the milestone method based on assessment of progress achieved against the defined milestones.  Revenue may also be recognized using the proportionate performance method of accounting based on the performance of work under the research and development arrangement.  There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period. All costs incurred related to revenue earned from research and development arrangements are recorded as research and development expense.

Revenue from contracts

The Company earns revenue under certain contracts to provide engineering development services.  These contracts provide for the payment for services based on the performance of work under product development programs.  Revenues are recognized under these contracts based on the percentage of completion method of accounting.  The components to measure of percentage of completion are complex and subject to many variables.  Components may include estimated costs to complete a contract, estimated hours to completion or management’s assessment of work to be performed.  When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on contract is recorded in the period the loss is determined.  There is a risk that the estimated percentage of completion of a contract may change, which may result in an adjustment to previously recognized revenues. All costs incurred related to revenue earned from contracts are recorded in cost of products sold.

11

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

2.	Significant accounting policies (continued):

(q)	Revenue recognition (continued):

When an arrangement includes multiple deliverables, the Company allocates the consideration to each separate deliverable (unit of accounting) based on relative selling prices.  A separate unit of accounting is identified if the delivered item(s) have standalone value and the delivery or performance of undelivered items is considered probable and within the control of the Company.  Revenue for each unit of account is recognized in accordance with the above revenue recognition principles.

License revenue

Revenue from technology license fees is recognized over the duration of the licensing agreement.  Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

(r)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under this method, deferred income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these tax assets and liabilities are recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes income tax laws that have been enacted at the balance sheet date.  A valuation allowance is provided to reduce the deferred income tax assets if, based upon available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized.

Tax credits, including investment tax credits and research and development credits, are recognized in income tax expense in the same year in which the related expenditures are charged to earnings or loss, provided there is reasonable assurance the benefits will be realized.

12

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

3.	Accounting changes:

(a)	Adoption of new accounting standards:

Balance sheet:

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updated (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”).  ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (“IFRS”).  In January 2013, the FASB issued ASU No. 2013-01 (“ASU 2013-01”), to clarify the scope of the new offsetting disclosures in ASU 2011-11.  The ASU clarifies that the scope includes bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending agreements subject to a master netting arrangement or similar agreements.  These updates were effective for the Company on January 1, 2013.  The adoption of the updates did not have a material impact on the Company’s consolidated financial statements.

Comprehensive Income:

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”).  ASU 2013-02 improves the reporting of reclassifications out of accumulated other comprehensive income.  Entities are required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income.  For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.  This update was effective for the Company on January 1, 2013.  The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

13

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

3.	Accounting changes (continued):

(b)	New accounting pronouncements:

Income taxes:

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”).  ASU 2013-11 purpose is to eliminate the diversity in the presentation of unrecognized tax benefits.  Entities are required to present any unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward.  In circumstances where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.  This new guidance is to be applied prospectively effective on January 1, 2014.  The Company anticipates that the adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

4.	Business combinations:

(a)	Acquisition of BAF Technologies, Inc. (“BAF”):

On June 28, 2013 (“the acquisition date”), the Company acquired 100% of the outstanding common shares of BAF and its subsidiary, ServoTech Engineering, Inc. (“ServoTech”) from Clean Energy Fuels Corp. (“Clean Energy”). The results of BAF’s consolidated operations have been included since July 1, 2013 in these consolidated financial statements in the On-Road Systems segment. The revenue and expenses of BAF for the three days, June 28 – June 30, 2013, of the reporting period during which BAF was a part of the Company are immaterial. BAF is a natural gas vehicle business that supports customers with vehicle conversions under Ford’s Qualified Vehicle Modifier (“QVM”) program. ServoTech is an engineering company that provides a total engineering solution from initial concept phase to prototype hardware and validation.

Pursuant to the Stock Purchase Agreement, the acquisition was settled with 816,460 of the Company’s common shares. The number of shares transferred was determined using the 10-day volume weighted average price (VWAP) per share prior to and including the acquisition date ($30.62 per share). Of the 816,460 common shares, 718,485 shares, with a fair value of $24,091, were issued on the acquisition date and 97,975 shares (“Holdback shares”), with a fair value of $3,285, will be issuable to Clean Energy 12 months after the acquisition date. The fair value of the shares transferred or to be transferred was determined by the closing share price on the acquisition date ($33.53 per share). The Holdback shares have been recognized in “Other equity instruments”.

14

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

4.	Business combinations (continued):

(a)	Acquisition of BAF (continued):

As part of the business acquisition, the Company entered into a marketing agreement (“Marketing Agreement”) with Clean Energy, effective on the acquisition date for a period of two years. The Company is required to make a cash payment of $5,000 to Clean Energy in March 2014. Under the terms of the Marketing Agreement, Clean Energy will provide products and services to the Company.

The products and services received pursuant to the Marketing Agreement have been accounted for as a separate transaction from the business combination and the Company has determined the fair value of these products and services to be $2,678. The fair value has been allocated to the products and services and will be recognized when the goods are received and services performed. The fair value of the products and services of the Marketing Agreement was determined using Level 1 and Level 2 inputs.

The excess consideration of the consideration payable of $5,000 and the fair value of the goods and services to be recognized separate from the business combination of $2,322 has been included as purchase consideration for the acquisition of BAF.

The following table summarizes management’s final fair market valuation of the assets acquired and liabilities assumed at the acquisition date based on the results of a valuation report issued by a third-party valuation firm.

Consideration allocated to:
Other tangible assets, including cash of $1,178	$9,116
Property, plant and equipment	905
Intangible assets subject to amortization over 3 to 10 years	7,729
Goodwill	18,542

Total assets acquired	36,292
Less: total liabilities	(6,594)

Total net assets acquired	$29,698

Consideration:
Payable to Clean Energy	$2,322
Common shares issued	24,091
Common shares to be issued	3,285

$29,698

15

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

4.	Business combinations (continued):

(a)	Acquisition of BAF (continued):

The Company recognized $493 of acquisition related costs in General and Administrative expense under the Corporate and Technology Investments segment during the year ended December 31, 2013.

Intangible Assets

The fair values for specifically identifiable intangible assets by major asset class are as set forth below.

	Assigned fair value	Weighted average amortization period
Customer relationships	$6,350	8 years
Core technology	160	10 years
Other intangibles	1,219	3 years

Total	$7,729	7 years

     Inventory

The fair value of $5,792 assigned to inventory was based on assumptions about the selling prices and selling costs associated with the inventory.

Deferred Income taxes

The Company recognized a deferred income tax liability of $296 relating to the difference in book and tax bases of acquired assets.

Goodwill

Of the total consideration paid, $18,542 has been allocated to goodwill.  The entire goodwill amount recognized is assigned to the On-Road Systems segment.  The goodwill recognized is attributable primarily realizing expected synergies that are specific to the Company’s business.  The goodwill is not deductible for tax purposes.  The difference between the provisional allocation reported in the Company’s interim financial statements subsequent to the acquisition date and the final allocation of goodwill is primarily due to finalizing the valuation of intangible assets and the amount allocated to deferred income tax liabilities.

Pro forma results

The consolidated financial statements reflect consolidated revenue and net loss for BAF of $17,097 and $3,512, respectively, from June 28, 2013 to December 31, 2013.

16

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

4.	Business combinations (continued):

(a)	Acquisition of BAF (continued):

The following unaudited supplemental pro forma information presents the consolidated financial results as if the acquisition of BAF had occurred on January 1, 2012.  This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2012, nor are they indicative of any future results.

	Years ended December 31,
	2013	2012

Revenue	$171,281	$181,972
Net loss	$(189,448)	$(100,946)

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of BAF to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied on January 1, 2012, together with the consequential tax effects.

(b)	Acquisition of Advanced Engine Components Limited (“AEC”):

On March 20, 2012, the Company acquired, through its wholly owned subsidiary, Westport Innovations (Australia) Pty Ltd., certain assets of AEC. Based in Perth, Australia, AEC specializes in research, development, and production of patented electronic fuel injection and engine management technologies that enable vehicle engines to operate on natural gas.

The fair value of the assets acquired and liabilities assumed are as follows:

Consideration allocated to:
Total tangible assets	$685
Intangible assets subject to amortization over 8 years	832

Total assets acquired	1,517
Less: total liabilities	(392)

Total net assets acquired	$1,125

The Company paid cash totaling $1,125 (AUD$1,082) for the acquisition. The Company also assumed AEC's Australian leased facility and approximately ten of AEC's employees.  The acquisition was accounted for as a business combination using the acquisition method.

The foreign exchange rate used to translate Australian dollar denominated assets acquired, liabilities assumed and purchase consideration into U.S. dollars was 1.04 based on the March 20, 2012 closing rate.

The Company incurred acquisition related expenses of $280 during the year ended December 31, 2012, which have been recorded in General and Administrative expenses in the consolidated statement of operations.

The Company has determined that the acquisition of AEC was a non-material business combination.  As such, pro forma disclosures are not required.

17

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

4.	Business combinations (continued):

(c)	Acquisition of Alternative Fuel Vehicle Sweden AB (“AFV”):

On October 11, 2011, the Company acquired, through its wholly owned subsidiary Westport Light Duty Canada Inc., 100% of the outstanding shares of AFV.  The fair value of the consideration for the acquisition was $3,939.  Westport paid cash of $2,558 on closing and issued 33,161 common shares with a value of $953 based on the TSX closing price of the Company’s shares on October 11, 2011 of $28.74 (CDN$29.56).  There is also a contingent earn-out, which will be settled in Westport shares if AFV achieves certain performance targets by December 31, 2014.

The Company also assumed approximately $1,087 in existing debt of AFV.  Upon closing, Westport settled $420 of the debt, leaving approximately $667 in debt on the consolidated balance sheet as of October 11, 2011.

The acquisition was accounted for as a business combination using the acquisition method.  The results of AFV have been included in the consolidated financial statements of the Company from October 11, 2011.

The fair value of the assets acquired and liabilities assumed are as follows:

Consideration allocated to:
Total tangible assets, including cash of $8	$2,161
Intangible assets subject to amortization over 8 years	2,638
Goodwill	2,701

Total assets acquired	7,500
Less: total liabilities	(3,561)

Total net assets acquired	$3,939

Consideration:
Cash	$2,558
Common shares	953
Contingent consideration payable	428

$3,939

The foreign exchange rate used to translate assets acquired, liabilities assumed and purchase consideration from Swedish Krona into U.S. dollars was 6.6712 based on the October 11, 2011 closing rate.

The Company recognized goodwill associated with the transaction of $2,701.  Goodwill includes the value of the assembled work force and expected synergies including access to markets and product know-how.  Goodwill is not deductible for tax purposes.

18

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

4.     Business combinations (continued):

(c)	Acquisition of AFV (continued):

The consolidated financial statements reflect consolidated revenue and net loss for AFV of $2,566 and $191, respectively, from October 11, 2011 to December 31, 2011.  Had the Company acquired AFV on April 1, 2011, consolidated pro forma revenue and net loss for the nine months ended December 31, 2011 would have been $62,863 and $43,064, respectively, not including the financial results of Emer S.p.A. (“Emer”) (note 4(d)).

The Company incurred acquisition related expenses of $93 during the nine months ended December 31, 2011, which have been recorded in General and Administrative expenses in the consolidated statements of operations.

(d)	Acquisition of Emer:

On July 1, 2011, the Company acquired, through its wholly owned subsidiary, Juniper Engines Italy S.r.l., 100% of the outstanding shares of Emer from the seller.  The fair value of the consideration for the acquisition was $39,706.  Westport paid cash of $17,607 on closing and issued 881,860 common shares with a value of $22,099 based on the NASDAQ closing price of the Company’s shares on July 1, 2011 of $25.06.  The Company also assumed approximately $77,000 in existing net debt of Emer.  Post-closing, Westport repaid approximately $36,300 of the debt, leaving approximately $40,700 in debt on the consolidated balance sheet as of July 1, 2011.

The acquisition was accounted for as a business combination using the acquisition method.  The results of Emer have been included in the consolidated financial statements of the Company from July 1, 2011.

The Company obtained an independent third-party valuation of inventories, property and equipment, and intangible assets.  The fair value of the assets acquired and liabilities assumed are as follows:

Consideration allocated to:
Property, plant and equipment	$17,644
Other tangible assets, including cash of $11,073	60,532
Intangible assets subject to amortization over 5 to 20 years	32,954
Goodwill	50,774

Total assets acquired	161,904
Less:
Long-term debt	(83,272)
Other liabilities	(38,926)

Total net assets acquired	$39,706

Consideration:
Cash	$17,607
Common shares	22,099

$39,706

19

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

4.	Business combinations (continued):

(d)	Acquisition of Emer (continued):

The foreign exchange rate used to translate Euro denominated net assets acquired, liabilities assumed and purchase consideration into U.S. dollars was 1.45 based on the July 1, 2011 closing rate.

The Company recognized goodwill associated with the transaction of $50,774. Goodwill includes the value of the assembled work force and expected synergies including access to markets and supply chain integration.  Goodwill is not deductible for tax purposes.

The consolidated financial statements reflect consolidated revenue and net loss for Emer of $31,831 and $1,924, respectively, from July 1, 2011 to December 31, 2011.  Had the Company acquired Emer on April 1, 2011, consolidated pro forma revenue and net loss for the nine-month period ended December 31, 2011 would have been $108,372 and $54,927, respectively, not including the financial results of AFV (note 4(c)).

The Company incurred acquisition related expenses of $1,683 during the nine months ended December 31, 2011, which have been recorded in General and Administrative expenses in the consolidated statements of operations.

20

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

5.	Accounts receivable:

	December 31, 2013	December 31, 2012

Customer trade receivable	$54,017	$39,754
Government funding receivable	483	541
Due from joint venture (note 21)	3,621	2,127
Other receivables	2,689	1,916
Income tax receivable	77	172
Allowance for doubtful accounts	(1,572)	(321)

	$59,315	$44,189

6.	Inventories:

	December 31, 2013	December 31, 2012

Purchased parts	$25,616	$25,454
Assembled parts	881	4,870
Work-in-process	9,889	7,516
Finished goods	6,628	7,385
Obsolescence provision	(2,388)	(279)

	$40,626	$44,946

During the year ended December 31, 2013, the Company recorded a write-down to net realizable value of approximately $2,720 and an obsolescence charge of $2,205 (year ended December 31, 2012 - $233; nine months ended December 31, 2011 - $430).  Cost of revenue related to product and parts revenue for the year ended December 31, 2013 was $148,690 (year ended December 31, 2013 - $102,486; nine months ended December 31, 2011 - $67,093).

7.	Long-term investments:

	December 31, 2013	December 31, 2012

Weichai Westport Inc. (a)	$14,534	$11,275
Cummins Westport Inc. (b)	7,191	7,126
Other equity accounted for investees	403	717

	$22,128	$19,118

21

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

7.	Long-term investments (continued):

(a)   Weichai Westport Inc.:

On July 3, 2010, the Company invested $4,316 under an agreement with Weichai Holding Group Co. Ltd. and Hong Kong Peterson (“CNG”) Equipment Ltd. to form Weichai Westport Inc. (“WWI”). On October 11, 2011, the Company invested an additional $955 in WWI. The Company has a 35% equity interest in WWI.

For the year ended December 31, 2013, the Company recognized its share of WWI’s income of $4,264 (year ended December 31, 2012 - $2,881; nine months ended December 31, 2011 - $1,438), as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of WWI as of and for the periods presented are as follows:

	December 31, 2013	December 31, 2012

Current assets:
Cash and short-term investments	$4,696	$1,145
Accounts receivable	31,967	21,512
Inventory	80,412	55,109
Other current assets	176	1,053
Long-term assets
Property, plant and equipment	7,021	4,930
Deferred income tax assets	6,874	3,248

Total assets	$131,146	$86,997

Current liabilities:
Accounts payable and accrued liabilities	$71,345	$49,125
Other current liabilities	21,671	12,055

Total liabilities	$93,016	$61,180

			Nine months ended
	Years ended December 31,		December 31,
	2013	2012	2011

Product revenue	$466,580	$272,086	$84,917

Cost of revenue and expenses:
Cost of product revenue	429,238	247,299	75,581
Operating expenses	22,846	15,022	4,457
	452,084	262,321	80,038

Income before income taxes	14,496	9,765	4,879

Income tax expense	2,315	1,536	1,364

Income for the period	$12,181	$8,229	$3,515

22

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

7.    Long-term investments (continued):

(b)   Cummins Westport Inc.:

The Company entered into a joint venture with Cummins on March 7, 2001. On December 16, 2003, the Company and Cummins amended the joint venture agreement (“JVA”) focusing CWI on developing markets for alternative fuel engines. In addition, the two companies signed a Technology Partnership Agreement that creates a flexible arrangement for future technology development between Cummins and the Company.

On February 20, 2012, the JVA was amended and restated to provide for, among other things, clarification concerning the scope of products within CWI. In addition, the parties have revised certain economic terms of the JVA.

The joint venture has a term of ten years from the date of the JVA and can be terminated under certain circumstances before the end of the term, including in the event of a material breach of the agreement by, or in the event of a change of control of one of the parties.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the new JVA, profits and losses are shared equally up to an established revenue baseline, then any excess profit will be allocated 75% to the Company and 25% to Cummins.

The Company has determined that CWI is a VIE. Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents. As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared. Accordingly neither party is the primary beneficiary.

The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not previously contractually required to provide.

For the year ended December 31, 2013, the Company recognized its share of CWI’s income of $9,433 (year ended December 31, 2012 - $13,232; nine months ended December 31, 2011 - $12,958), as income from investment accounted for by the equity method.

23

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

7.	Long-term investments (continued):

(b)	Cummins Westport Inc. (continued):

Assets, liabilities, revenue and expenses of CWI are as follows:

	December 31, 2013	December 31, 2012

Current assets:
Cash and short-term investments	$73,736	$44,371
Accounts receivable	4,645	6,995
Current portion of deferred income tax assets	13,958	7,304
Other current assets	210	225
Long-term assets:
Property, plant and equipment	1,096	896
Deferred income tax assets	21,698	9,786

Total assets	$115,343	$69,577

Current liabilities:
Current portion of warranty liability	$18,395	$13,317
Current portion of deferred revenue	5,478	3,862
Accounts payable and accrued liabilities	7,772	9,401
	31,645	26,580

Long-term liabilities:
Warranty liability	49,174	17,501
Deferred revenue	17,815	9,968
Other long-term liabilities	2,400	1,312
	69,389	28,781

Total liabilities	$101,034	$55,361

24

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

7.	Long-term investments (continued):

(b)	Cummins Westport Inc. (continued):

			Nine months ended
	Years ended December 31,		December 31,
	2013	2012	2011

Product revenue	$261,012	$161,741	$114,518
Parts revenue	49,639	36,274	24,326
	310,651	198,015	138,844

Cost of revenue and expenses:
Cost of product and parts revenue	246,403	136,575	78,837
Research and development	21,522	12,114	6,720
General and administrative	1,348	1,417	796
Sales and marketing	17,839	12,541	9,659
Foreign exchange (gain) loss	(7)	(18)	17
Bank charges, interest and other	607	472	369
	287,712	163,101	96,398

Income before undernoted	22,939	34,914	42,446

Interest and investment income	117	530	297

Income before income taxes	23,056	35,444	42,743

Income tax expense (recovery):
Current	24,600	16,362	18,602
Deferred	(18,566)	(6,517)	(1,775)
	6,034	9,845	16,827

Income for the period	$17,022	$25,599	$25,916

25

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

8.	Variable interest entities:

Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors.  No one shareholder has the unilateral power to govern CWI.  The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents.  As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared.  Accordingly, neither party is the primary beneficiary.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI.  Under the new Joint Venture Agreement, profits and losses are shared equally up to an established revenue baseline, and then any excess profits will be allocated 75% to the Company and 25% to Cummins.  The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

The carrying amount and maximum exposure to losses relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary, and which have not been consolidated, were as follows:

	As at December 31, 2013		As at December 31, 2012
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss

Equity method investment	$7,191	$7,191	$7,126	$7,126
Accounts receivable	3,621	3,621	2,127	2,127

26

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

9.	Property, plant and equipment:

		Accumulated	Net book
December 31, 2013	Cost	depreciation	value

Land and buildings	$532	$70	$462
Computer equipment and software	12,794	9,152	3,642
Furniture and fixtures	6,414	2,408	4,006
Machinery and equipment	96,656	42,439	54,217
Leasehold improvements	16,422	11,400	5,022

	$132,818	$65,469	$67,349

		Accumulated	Net book
December 31, 2012	Cost	depreciation	value

Land and buildings	$575	$64	$511
Computer equipment and software	11,529	8,140	3,389
Furniture and fixtures	4,032	1,913	2,119
Machinery and equipment	80,667	34,219	46,448
Leasehold improvements	15,602	9,875	5,727

	$112,405	$54,211	$58,194

As at December 31,  2013, equipment with a cost of $18,788 (2012 - $16,532) and a net book value of $5,465 (2012 - $2,587) is held under capital lease.

Depreciation expense for the year ended December 31, 2013 was $12,246 (year ended December 31, 2012 - $8,131; nine months ended December 31, 2011 - $4,394 ).

27

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

10.	Intangible assets:

		Accumulated	Net book
December 31, 2013	Cost	amortization	value

Patents and trademarks	$20,974	$2,900	$18,074
Technology	7,468	2,796	4,672
Customer contracts	18,447	3,886	14,561
Other intangibles	1,262	225	1,037

Total	$48,151	$9,807	$38,344

		Accumulated	Net book
December 31, 2012	Cost	amortization	value

Patents and trademarks	$20,192	$1,758	$18,434
Technology	6,961	1,901	5,060
Customer contracts	14,404	2,709	11,695
Other intangibles	44	18	26

Total	$41,601	$6,386	$35,215

During the year ended December 31, 2013, amortization of $4,042 (December 31, 2012 - $3,264; nine months ended December 31, 2011 - $1,806) was recognized in the statement of operations.

During the year ended December 31, 2013, there was a significant decline in revenue from the lower than expected adoption rate of natural gas vehicles in our customer contracts.  An impairment analysis of the intangibles balance indicated that the carrying value exceeded the fair value of customer contracts.  Accordingly, an intangible impairment charge of $1,721 related to customer contracts in AFV was recognized in the On-Road Systems segment.  The fair value of customer contracts was determined using the present value of expected cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital.

The expected amortization of intangible assets for fiscal 2014 to 2018 is $3,773 per year.

28

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

11.	Goodwill:

A continuity of goodwill is as follows:
	December 31, 2013	December 31, 2012

Balance, beginning of period:	$56,879	$55,814
Acquisition of BAF (note 4(a))	18,542	-
Impairment losses	(34,964)	-
Impact of foreign exchange changes	1,043	1,065

Balance, end of period	$41,500	$56,879

An assessment of the carrying value of goodwill was conducted as of November 30, 2013.  Based on the Company’s assessment, it was determined that the carrying amount of goodwill exceeded the implied fair value of goodwill by $34,964.

A goodwill impairment loss of $30,067 and $4,897 was recorded in the Applied Technologies segment and the On-Road Systems segment, respectively, for the year ended December 31, 2013.  The fair value of the reporting units was determined using the present value of expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital.  The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are in part based upon historical experience, financial forecasts and industry trends and conditions.

In the Applied Technologies segment, the goodwill impairment charge was driven by the adverse economic climate in Europe and other geographic markets and lower than anticipated revenues. In the On-Road Systems segment, the goodwill impairment charge was driven by a significant loss of revenue from lower than expected adoption rate of natural gas vehicles.

12.	Accounts payable and accrued liabilities:

	December 31, 2013	December 31, 2012

Trade accounts payable	$42,872	$37,956
Accrued payroll	7,937	8,539
Accrued interest	893	961
Income taxes payable	709	876
Other payables	2,381	177

	$54,792	$48,509

29

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

13.	Long-term debt:

	December 31, 2013	December 31, 2012

Subordinated debenture notes (a)	$33,847	$36,185
Long-term payable (b)	-	9,836
Senior financing (c)	15,941	18,812
Senior revolving financing (c)	13,779	13,185
Other bank financing (d)	403	1,171
Capital lease obligations (e)	2,043	1,533
	66,013	80,722

Current portion	(53,025)	(28,566)

	$12,988	$52,156

(a)	On September 23, 2011, the Company raised $33,847 (CDN$36,000) through the issuance of debentures to Macquarie Private Wealth Inc. (“Macquarie”) on a private placement basis.

The debentures are unsecured and subordinated to senior indebtedness, mature on September 22, 2014, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term, which commenced on March 15, 2012.

The debentures are redeemable at the option of the Company at a price equal to $1,150 per $1,000 principal amount of the debentures on or before March 22, 2013.  After March 22, 2013 and before maturity, the debentures can be redeemed at a price equal to $1,100 per $1,000 principal amount.

The Company paid to Macquarie a cash commission equal to 3.85% of the gross proceeds of the offering totaling $1,460, which is included in other assets and amortized over the term of the debentures.

(b)	On July 2, 2010, the Company acquired OMVL and a portion of the purchase price was payable on the third anniversary of the closing date. The amount was fully repaid on July 1, 2013.

30

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

13.	Long-term debt (continued):

(c)
The senior financing agreement bears interest at the 6-month Euribor plus 2.5% or a rate of 2.8% as at December 31, 2013 and its carrying value is recorded at amortized cost using the effective interest rate method.  The principal repayment schedule of the remaining senior financing is as follows for the years ended December 31:

2014	$4,274
2015	4,662
2016	4,856
2017	2,428
2018	-

$16,220

The senior revolving financing facility bears interest at the 6-month Euribor plus 2.5% or a rate of 2.8% as at December 31, 2013 and will be repaid through two principal payments of $6,889 (€5,000) on March 31, 2016 and October 2, 2017.

The Company has pledged its interest in Emer as a general guarantee for its senior financing and senior revolving financing.

Throughout the entire term of these financing arrangements, the Company is required to meet certain financial and non-financial covenants.  As of December 31, 2013, the Company is in compliance with all covenants under the financing arrangements.

(d)
Other bank financing consists of various unsecured bank financing arrangements that carry rates of interest ranging from 1.01% to 8.00% (2012 - 1.01% to 8.00%) and are payable on maturity dates ranging from June 23, 2014 to June 23, 2017.

(e)
The Company has capital lease obligations that have initial terms of three to five years at interest rates ranging from 3.07% to 7.32% (2012 - 3.07% to 7.32%).  The capital lease obligations require the following minimum annual payments during the respective fiscal years:

2014	$696
2015	548
2016	327
2017	319
2018	167
$2,057
Amount representing interest	(14)
$2,043

(f)
The Company has a credit facility for maximum borrowings of CDN$30,000.  The credit facility is governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held with the creditor.  Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts and overdraft loans.  Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate, and letters of credit bear interest at 0.75%  (2012 - 0.75%) per annum.  As at December 31, 2013 and 2012, no amounts of this credit facility were drawn.

31

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

14.	Warranty liability:

A continuity of the warranty liability is as follows:

	Years ended December 31,		Nine months ended December 31,
	2013	2012	2011

Balance, beginning of period	$6,380	$4,401	$1,314
Warranty assumed on acquisition	582	-	-
Warranty claims	(5,397)	(3,099)	(1,395)
Warranty accruals	4,153	5,303	4,530
Change in estimate	22,837	-	-
Impact of foreign exchange changes	290	(225)	(48)
Balance, end of period	$28,845	$6,380	$4,401

Less: Current portion	(9,955)	(2,072)	(1,187)

Long-term portion	$18,890	$4,308	$3,214

During the fourth quarter of 2013, a study of the historical data indicated that the cost to repair product defects continued to increase significantly primarily associated with our extended warranty contracts.  As a result, the Company recognized a change in estimate in our base warranty liability and a loss on our extended warranty contracts representing the excess of the estimated cost to service these contracts over the amount of the deferred revenue recognized associated with the contracts.

15.	Other long-term liabilities:

	December 31,	December 31,
	2013	2012
Severance indemnity (a)	$1,547	$1,681
Contingent consideration payable related to AFV acquisition (b)	878	856
Deferred lease inducements	16	69

	$2,441	$2,606

(a)
Italian law requires companies to make a mandatory termination payment to employees. It is paid, as a lump sum, when the employment ends for any reason such as retirement, resignation or layoff. The severance indemnity liability is calculated in accordance with local civil and labour laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability recorded in the consolidated balance sheet is the amount that the employee would be entitled to if the employee terminates immediately. This liability for severance indemnities relates primarily to the Company’s employees in Italy.

(b)
The total purchase price to acquire AFV also includes earn-out payments payable in the Company’s shares and tied to revenue and production milestones to be achieved no later than December 31, 2014. This contingent consideration is estimated to have a fair value of $427 as at December 31, 2013 (December 31, 2012 - $442).

The Company also records compensation expense relating to two employees of AFV who receive earn-out payments in the Company’s shares that are tied to revenue and production milestones to be achieved no later than December 31, 2014 and contingent upon continuing employments. This contingent consideration is estimated to have a fair value of $451 as at December 31, 2013 (December 31, 2012 - $414).

32

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

16.	Government assistance:

From time to time, the Company enters into agreements for financial assistance with government agencies. During the years ended December 31, 2013 and  2012 and the nine months ended December 31, 2011, government assistance of $640, $842 and $604 was received or receivable by the Company, respectively, which has been recorded as a reduction of the related research and development expenditures (note 19).

Under the terms of an agreement with the Industry Canada’s Industrial Technologies Office (“ITO”), from April 1, 2008 to March 31, 2015, inclusively, the Company is obligated to pay annual royalties equal to the greater of $1,269 (CDN$1,350) or 0.33% of the Company’s annual revenue provided that gross revenue exceeds $12,693 (CDN$13,500) in any of the aforementioned fiscal years. The royalty payment period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $26,514 (CDN$28,200). For the year ended December 31, 2013, $1,350 (December 31, 2012 - $1,350) in royalties have been paid or are payable of which $1,269 (December 31, 2012 - $1,350) remains accrued in accounts payable and accrued liabilities as at December 31, 2013. As at December 31, 2013, cumulative royalties of CDN$6,750 have been paid.

The Company is also obligated to pay royalties to the Government of Canada’s Department of Natural Resources equal to 1% of future revenue from engines for power generators until the earlier of ten years from the project completion date (August 30, 2004) or when cumulative royalties total CDN$1,000. As at December 31, 2013, there has been no revenue from the sales of engines for power generators; therefore, no royalty payments have been paid or are payable.

17.	Share capital:

During the year ended December 31, 2013, the Company issued 721,186 common shares, net of cancellations, upon exercises of stock options and share units (year ended December 31, 2012 – 513,490 common shares; nine months ended December 31, 2011 – 568,276 common shares). The Company issues shares from treasury to satisfy stock option and share unit exercises.

On October 1, 2013, the Company issued 6,000,000 common shares at a price of $25.39 per share.  Gross proceeds totaled $152,340, and the Company incurred share issuance costs of $5,065.

On June 28, 2013, the Company issued 718,485 common shares at a price of $33.53 per share as part of the consideration paid to acquire BAF (note 4(a)).

On February 27, 2012, the Company issued 6,325,000 common shares at a price of $43.25 per share. Gross proceeds totaled $273,556, and the Company incurred share issuance costs of $8,126.

On October 11, 2011, the Company issued 33,161 common shares at a price of $28.74 per share as part of the consideration paid to acquire AFV (note 4(c)).

On July 1, 2011, the Company issued 881,860 common shares at a price of $25.06 per share as part of the consideration paid to acquire Emer (note 4(d)).

33

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

18.	Stock options and other stock-based plans:

At the Company's 2012 annual general meeting, the Company’s shareholders ratified and approved the Westport Omnibus Plan and reserved 8,000,000 common shares under this plan. Under the Westport Omnibus Plan, stock options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) may be granted and are exercisable into common shares of the Company for no additional consideration.  Any employee, contractor, director or executive officer of the Company is eligible to participate in the Westport Omnibus Plan.

The Executive and Senior Management Compensation Program sets out provisions where the RSUs and PSUs (together the “Units”) will be granted to the Company’s executive management if performance milestones are achieved as determined at the discretion of the Human Resources and Compensation Committee of the Company’s Board of Directors. These performance milestones are focused on achievement of key cash management, profitability and revenue growth objectives. Vesting periods and conditions for each Unit granted pursuant to the Westport Omnibus Plan are at the discretion of the Board of Directors and may include time based, share price or other performance targets.

(a)	Stock options:

The Company grants incentive stock options to employees, directors, officers and consultants. Stock options are granted with an exercise price of not less than the market price of the Company’s common shares on the date immediately prior to the date of grant. The exercise period of the options may not exceed eight years from the date of grant. Vesting periods of the options are at the discretion of the Board of Directors and may be based on fixed terms, achieving performance milestones or reaching specified share price targets.

A summary of the status of the Company’s stock option plan as of December 31, 2013, December 31, 2012 and December 31, 2011 and changes during the periods then ended are presented as follows:

	December 31, 2013		December 31, 2012		December 31, 2011
	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)

Outstanding , beginning of period	996,047	$27.78	328,027	$8.96	562,014	$8.46

Granted	-	-	770,727	33.77	-	-
Exercised	(111,986)	6.80	(93,044)	10.49	(225,845)	7.87
Forfeited/expired	(67,611)	33.72	(9,663)	33.36	(8,142)	4.84

Outstanding, end of period	816,450	$30.20	996,047	$27.78	328,027	$8.96

Options exercisable, end of period	305,506	$24.15	226,487	$8.06	311,360	$8.55

34

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

18.	Stock options and other stock-based plans (continued):

During the year ended December 31, 2013, the Company recognized $2,094 (year ended December 31, 2012 - $2,705; nine months ended December 31, 2011 - $352) in stock-based compensation related to stock options.

No stock options were granted during the year ended December 31, 2013 or nine month period ended December 31, 2011.

The fair value of the options granted during the year ended December 31, 2012 was determined using the Black-Scholes option pricing formula simulation with the following weighted average assumptions: expected dividend yield - nil%, expected stock price volatility –  47.79%, risk free interest rate –  0.38%; expected life of options –  3 years. The weighted average grant date fair value was  $10.97 for options granted for the fiscal year ended December 31, 2012.

As at December 31, 2013, $2,409 of compensation cost related to stock option awards has yet to be recognized in results from operations and will be recognized over a weighted average period of  1.02 years.

Range of exercise prices (CDN $)			Number outstanding, December 31, 2013	Weighted average remaining contractual life	Weighted average exercise price (CDN$)	Number exercisable, December 31, 2013	Weighted average exercise price (CDN $)
$3.22	to	$3.47	5,504	0.5	$3.29	5,504	$3.29
4.24	to	4.27	21,900	0.7	4.27	21,900	4.27
9.10	to	11.11	79,237	1.0	10.79	79,237	10.79
14.90	to	16.5	16,903	1.9	15.69	16,903	15.69
29.76	to	33.83	692,906	3.0	33.8	181,962	33.78

$3.22	to	$33.83	816,450	2.7	$30.20	305,506	$24.15

35

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

18.	Stock options and other stock-based plans (continued):

(b)	Share units:

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the year ended December 31, 2013, the Company recognized $12,189 (year ended December 31, 2012 - $9,763; nine months ended December 31, 2011 – $5,827) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of December 31, 2013, December 31, 2012 and December 31, 2011 are as follows:

	December 31, 2013		December 31, 2012		December 31, 2011
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)

Outstanding, beginning of period	1,095,094	$20.68	1,250,917	$18.04	1,377,237	$12.19
Granted	742,140	$30.21	185,705	$35.99	269,292	$35.70
Exercised/Vested	(448,526)	$24.44	(337,228)	$19.34	(391,612)	$9.61
Forfeited/expired	(188,117)	$29.80	(4,300)	$19.67	(4,000)	$18.61

Outstanding, end of period	1,200,591	$23.68	1,095,094	$20.68	1,250,917	$18.04

Units outstanding and exercisable, end of period	224,638	$11.20	262,615	$8.86	276,931	$7.97

	Year ended December 31, 2013		Year ended December 31, 2012		Nine months ended December 31, 2011
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)

Unvested, beginning of period	832,479	$24.41	973,986	$20.90	835,703	$15.62
Granted	742,140	$30.16	185,705	$35.99	269,292	$35.70
Vested	(410,549)	$27.34	(322,912)	$21.64	(127,009)	$17.55
Forfeited	(188,117)	$29.80	(4,300)	$18.61	(4,000)	$18.61

Unvested, end of period	975,953	$26.55	832,479	$24.41	973,986	$20.90

As at December 31, 2013, $16,590 of compensation cost related to Units awards has yet to be recognized in results from operations and will be recognized over a weighted average period of 1.86 years.

36

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

18.	Stock options and other stock-based plans (continued):

(b)	Share units (continued):

Of the Units granted during the year ended December 31, 2013, 389,685 Units (December 31, 2012 – 66,428) were subject to market and service conditions. The fair value of these Units was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield - nil%; expected stock price volatility –   56.16%; and risk free interest rate –  1.17%. The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions. The weighted average grant date fair value was $30.72 for Units granted for the year ended December 31, 2013 (December 31, 2012 - $35.99). For the Units granted after January 1, 2013, Units are based on two-year revenue growth, with a three-year total shareholder return (“TSR”) gate that caps payouts as 100% unless Westport TSR relative to the Ardour Global Alternative Energy Index North America (“AGINA”) equals or exceeds median. Payouts may occur at 0% to 200% of the level awarded based on the fulfillment of the applicable performance. 100% of these Units vest after three years from the date of the grant. For the Units granted during the year ended December 31, 2012, payout factors are determined based upon the absolute stock price at the end of two years, equal to the closing price on the last trading day of December 31, 2013. One-half of these Units vest after two years and the remainder after three years from the date of the grant. The impact of market conditions, if any, on compensation expense for these units is determined at the time of the grant with no adjustment to the compensation expense for the actual results of the market condition.  The fair value of all other Units was determined based on the market price of the underlying shares on the date of grant. For the Units granted prior to January 1, 2012, payout factors are determined based upon the absolute stock price at the end of two years and the stock price relative to a Synthetic Clean Tech index of comparative companies two years after the grant date. One-half of these Units vest after two years and the remainder after three years from the date of the grant. The impact of market conditions, if any, on compensation expense for these units is determined at the time of the grant with no adjustment to the compensation expense for the actual results of the market condition. During the year ended December 31, 2013, 160,674 PSUs (2012 – 83,218) vested with a payout factor of  200% (2012 – 200%) and 54,876 PSUs vested with a payout factor of 0% and were forfeited.

(c)	Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s stock option awards and share units at December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
	CDN$	CDN$

Stock options:
Outstanding	$1,337	$4,219
Exercisable	1,337	4,137
Exercised	2,667	2,398

Share units:
Outstanding	$24,960	$28,823
Exercisable	4,670	6,912
Exercised	18,041	15,135

37

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

18.	Stock options and other stock-based plans (continued):

(d)	Stock-based compensation:

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Years ended December 31,		Nine months ended
	2013	2012	December 31, 2011

Research and development	$2,195	$2,251	$825
General and administrative	10,201	6,752	3,302
Sales and marketing	1,887	3,465	2,052

	$14,283	$12,468	$6,179

19.	Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable.  The research and development expenses had been incurred and program funding had been received or are receivable as follows:

			Nine months ended
	Years ended December 31,		December 31,
	2013	2012	2011
Research and development expenses	$91,772	$74,040	$37,178
Program funding (note 16)	(640)	(842)	(604)

Research and development	$91,132	$73,198	$36,574

38

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

20.	Income taxes:

(a)
The Company’s income tax provision differs from that calculated by applying the combined enacted Canadian federal and provincial statutory income tax rate of 26% for the year ended December 31, 2013 (year ended December 31, 2012 – 25%; nine months ended December 31, 2011 – 26.5%) as follows:

			Nine months ended
	Years ended December 31,		December 31,
	2013	2012	2011

Loss before income taxes	$(184,537)	$(97,036)	$(46,954)

Expected income tax recovery	(47,979)	(24,259)	(12,443)

Increase (reduction) in income taxes resulting from:
Non-deductible stock-based compensation	3,619	3,019	1,642
Other permanent differences	(2,562)	(2,158)	87
Withholding taxes	590	1,187	500
Change in enacted rates	-	62	189
Foreign tax rate differences, foreign exchange and other adjustments	3,858	(382)	(552)
Non-taxable income from equity investment	(2,851)	(3,308)	(3,974)
Change in valuation allowance	37,391	27,577	13,391
Goodwill impairment	8,807	-	-

Income tax expense (recovery)	$873	$1,738	$(1,160)

39

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

20.	Income taxes (continued):

(b)	The significant components of the deferred income tax assets and liabilities are as follows:

	December 31, 2013	December 31, 2012
Deferred income tax assets:
Net loss carry forwards	$108,083	$76,496
Intangible assets	4,276	1,557
Property, plant and equipment	5,446	5,703
Financing and share issuance costs	2,696	3,248
Warranty liability	5,726	2,013
Deferred revenue	1,191	1,601
Inventory	2,017	2,300
Unrealized foreign exchange	21	595
Research and development	2,341	2,132
Other	6,410	3,917

Total gross deferred income tax assets	138,207	99,562
Valuation allowance	(126,424)	(89,033)

Total deferred income tax assets	11,783	10,529

Deferred income tax liabilities:
Intangible assets	9,884	8,784
Property, plant and equipment	3,132	3,297
Other	650	575
Total deferred income tax liabilities	13,666	12,656

Total net deferred income tax liabilities	$1,883	$2,127

Allocated as follows:
Current deferred income tax assets	3,109	7,183
Current deferred income tax liabilities	(468)	(65)
Long-term deferred income tax assets	379	-
Long-term deferred income tax liabilities	(4,903)	(9,245)
Total net deferred income tax liabilities	$(1,883)	$(2,127)

The valuation allowance is reviewed on a quarterly basis to determine if, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent on the generation of income during the future periods in which those temporary differences are expected to reverse. If the evidence does not exist that all the deferred income tax assets will be fully realized, a valuation allowance has been recorded.

40

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

20.	Income taxes (continued):

(b)	(continued):

The following is a summary of the changes in the deferred income tax asset valuation allowance:

	Year ended	Year ended
	December 31, 2013	December 31, 2012

Beginning balance	$89,033	$61,456
Additions	37,391	27,639
Reductions	-	(62)

Ending valuation allowance	$126,424	$89,033

(c)	The components of the Company’s income tax expense (recovery) are as follows:

	Income tax expense (recovery)
	Net income (loss)
	before income
	taxes	Current	Deferred	Total

Year ended December 31, 2013:
Canada	$(99,188)	444	89	$533
United States	(31,019)	56	(295)	(239)
Italy	(27,247)	836	(311)	525
Other	(27,083)	78	(24)	54

	$(184,537)	$1,414	$(541)	$873

Year ended December 31, 2012:
Canada	$(93,688)	$1,339	$53	$1,392
United States	(1,589)	(62)	-	(62)
Italy	(318)	775	25	800
Other	(1,441)	95	(487)	(392)

	$(97,036)	$2,147	$(409)	$1,738

Nine months ended December 31, 2011:
Canada	$(45,899)	$500	$-	$500
United States	(1,862)	95	-	95
Italy	(1,342)	388	(2,205)	(1,817)
Other	2,149	45	17	62

	$(46,954)	$1,028	$(2,188)	$(1,160)

(d)    As at December 31, 2013, there were no uncertain tax positions that require recognition in the consolidated financial statements. The Company files income tax returns in Canada, the U.S., Italy, and various other foreign jurisdictions. All taxation years remain open to examination by the Canada Revenue Agency, the 2009 to 2013 taxation years remain open to examination by the Internal Revenue Service and the Italian Revenue Agency, and various years remain open in the other foreign jurisdictions.

41

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

20.	Income taxes (continued):

(e)	The Company has loss carry forwards in the various jurisdictions available to offset future taxable income as follows:

Expiring in:	2014	2015	2016	2017	2018	2026 and later	Total

Canada	$2,018	$2,358	$-	$-	$-	$341,701	$346,077
Italy	-	-	-	-	-	4,585	4,585
United States	-	-	-	-	-	31,573	31,573
Sweden	-	-	-	-	-	9,678	9,678
Other	-	-	-	1,018	7,017	3,204	11,239

Total	$2,018	$2,358	$-	$1,018	$7,017	$390,741	$403,152

21.	Related party transactions:

Pursuant to the amended and restated JVA, Westport engages in transactions with CWI.

As at December 31, 2013, net amounts due from CWI total $3,621 (2012 - $2,127). Amounts receivable relate to costs incurred by Westport on behalf of CWI. The amounts are generally reimbursed by CWI to Westport in the month following the month in which the payable is incurred.  Cost reimbursements from CWI consisted of the following:

			Nine months ended
	Years ended December 31,		December 31,
	2013	2012	2011

Research and development	$178	$160	$148
General and administrative	1,351	2,621	338
Sales and marketing	4,725	3,683	2,598

	$6,254	$6,464	$3,084

During the year ended December 31, 2013, interest of $nil (year ended December 31, 2012 - $114; nine months ended December 31, 2011 - $116) was paid to CWI.

All material transactions between the Company and CWI have been eliminated on application of equity accounting.

42

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

22.	Service and other revenue:

Service and other revenue for the year ended December 31, 2013 consisted of a one-time license revenue of $nil (year ended December 31, 2012 - $ 7,923; nine months ended December 31, 2011 - $nil) for the transfer of proprietary know-how, other fee payments of $1,484 (year ended December 31, 2012 - $1,414; nine months ended December 31, 2011 - $nil), and service revenue of $14,547 (year ended December 31, 2012 - $13,907; nine months ended December 31, 2011 - $10,181) under existing development agreements was recognized as the Company achieved and delivered certain milestones. All costs associated with the development agreements were recorded as research and development expenses in the period incurred.

During the year ended December 31, 2012, the Company entered into an agreement with an original equipment manufacturer (“OEM”) to co-develop natural gas technology for off-road equipment, including mining trucks and locomotives. Under the agreement, the Company provided its proprietary know-how related to the high pressure direct injection (“HPDI”) technology by granting a non-exclusive license to the OEM. The Company will also provide ongoing development services to the OEM to assist with the development and commercialization of products. These are considered to be multiple deliverables arrangements and the Company has determined that the license and the development services are separate units of accounting.

23.	Commitments and contingencies:

The Company has obligations under operating lease arrangements that require the following minimum annual payments during the respective fiscal years:

2014	$4,613
2015	4,339
2016	6,331
2017	6,471
2018	5,080
Thereafter	57,322

$84,156

For the year ended December 31, 2013, the Company incurred operating lease expense of $5,675 (year ended December 31, 2012 - $4,492; nine months ended December 31, 2011 - $2,070).

As at December 31, 2013, the Company’s wholly owned subsidiary Emer has provided a total amount of guarantees to third parties of $342 (€248), which include guarantees to its customers for the completion of specific supplies.

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

The Company is engaged in certain legal actions in the ordinary course or business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

43

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

24.	Segmented information:

In December 2012, the Company realigned its business units to focus on product commercialization and global partnerships development. To accommodate the variety in product, system and service solutions, Westport created three new reportable operating segments. The financial information for the Company’s business segments evaluated by the Company’s chief operating decision maker (“CODM”) includes the results of the CWI and WWI as if it were consolidated, which is consistent with the way Westport manages its business segments. As CWI and WWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

The Company’s business operates in six reportable operating segments:

- Applied Technologies, designs, produces, and sells compressed natural gas (CNG) and liquefied petroleum gas (LPG) components and subsystems for natural gas vehicles of all types;

- On-Road Systems, engineers, designs, assembles and sells natural gas engine and vehicle systems for automotive, light commercial, and trucking;

- Off-Road Systems, engineers, designs, and markets Westport proprietary natural gas technologies, including the WestportTM high pressure direct injection (HPDI) technology, WestportTM 2.4L industrial engines and fuel systems for the off-road, large-engine applications such as mine trucks, locomotives, workboats, and petroleum exploration equipment;

- Corporate and Technology Investments, which includes corporate costs such as research and development, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that cannot be attributed to a particular segment and are incurred by all segments;

- CWI which serves the medium- to heavy-duty engine markets with spark ignited natural gas engines. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas; and

- WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

These reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

The accounting policies for the reportable segments are consistent with those described in note 2. The CODM evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, impairment charges, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments. The Company did not record any intersegment sales or transfers for the year ended December 31, 2013 and December 31, 2012.

44

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

24.	Segmented information (continued):

			Nine months ended
	Years ended December 31,		December 31,
	2013	2012	2011

Revenue:
Applied Technologies	$93,216	$91,675	$55,064
On-Road Systems	55,090	37,558	20,816
Off-Road Systems	3,309	3,149	1,635
Corporate and Technology Investments	12,417	23,244	10,181
CWI	310,651	198,015	138,844
WWI	466,580	272,086	84,917
Total segment revenues	941,263	625,727	311,457
Less: equity investees' revenue	(777,231)	(470,101)	(223,761)
Total consolidated revenues	$164,032	$155,626	$87,696

Net consolidated operating income (loss) excluding depreciation and amortization, losses on impairments, write-downs and disposals, foreign exchange loss (gain), bank charges and other:
Applied Technologies	$6,635	$9,820	$974
On-Road Systems	(59,843)	(40,937)	(27,431)
Off-Road Systems	(14,218)	(13,653)	(4,401)
Corporate and Technology Investments	(83,546)	(50,211)	(23,153)
CWI	23,539	35,368	42,832
WWI	14,496	9,765	4,879
Total segment operating loss	(112,937)	(49,848)	(6,300)
Less: equity investees’ operating income	(38,035)	(45,133)	(47,711)
Net consolidated operating loss excluding depreciation and amortization, losses on impairments, write-downs and disposals, foreign exchange (gain) loss, bank charges and other:	(150,972)	(94,981)	(54,011)

Depreciation and amortization:
Applied Technologies	7,838	7,905	5,013
On-Road Systems	3,186	1,028	94
Off-Road Systems	450	83	-
Corporate and Technology Investments	4,814	2,379	1,093

Losses on impairments, write-downs and disposals
Applied Technologies	31,564	-	-
On-Road Systems	9,959	-	-
	57,811	11,395	6,200

Net consolidated operating loss before foreign exchange (gain) loss, bank charges and other	(208,783)	(106,376)	(60,211)

Foreign exchange (gain) loss, bank charges and other	(14,573)	1,922	(1,136)

Loss before undernoted	(194,210)	(108,298)	(59,075)

Interest on long-term debt and other income (expenses), net	(3,771)	(4,928)	(2,337)
Income from investment accounted for by the equity method	13,444	16,190	14,458

Loss before income taxes	$(184,537)	$(97,036)	$(46,954)

45

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

24.	Segmented information (continued):

			Nine months ended
	Years ended December 31,		December 31,
	2013	2012	2011

Total additions to long-lived assets excluding business combinations:
Applied Technologies	$4,408	$3,000	$2,201
On-Road Systems	15,555	10,306	645
Off-Road Systems	908	1,481	-
Corporate and Technology Investments	5,579	16,565	10,400

	$26,450	$31,352	$13,246

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

	% of total product revenue and service and other revenue
			Nine months ended
	Years ended December 31,		December 31,
	2013	2012	2011

Americas (including United States)	42	38	28
Asia (including China)	11	9	15
Other (including Italy)	47	53	57

The Company’s revenue earned from Canadian customers is not significant and has been included in revenue from sales in the Americas.

As at December 31, 2013, total goodwill of $22,958 (December 31, 2012 - $51,711) was allocated to Applied Technologies and $18,542 (December 31, 2012 - $5,168) On-Road Systems segments.

As at December 31, 2013, total long-term investments of $21,872 (December 31, 2012 - $18,544) was allocated to the Corporate segment and $256 (December 31, 2012 - $574) was allocated to the On-Road Systems. Total assets are allocated as follows:

	December 31, 2013	December 31, 2012

Applied Technologies	$144,803	$161,206
On-Road Systems	111,323	85,401
Off-Road Systems	6,564	6,556
Corporate and Technology Investments and unallocated assets	228,981	236,914
CWI	115,343	69,577
WWI	131,146	86,997
	738,160	646,651
Less: equity investees’ total assets	246,489	156,574

Total consolidated assets	$491,671	$490,077

46

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

24.	Segmented Information (continued):

The Company’s long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Long-lived assets information by geographic area:

	December 31, 2013	December 31, 2012

Italy	$66,918	$99,099
Canada	30,713	29,707
United States	47,322	12,463
Sweden	322	7,720
China	8,675	6,524
Australia	1,360	601
	$155,310	$156,114
Less: equity investees’ long-lived assets	8,117	5,826

Total consolidated long-lived assets	$147,193	$150,288

47

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

25.	Financial instruments:

(a)	Financial risk management:

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At December 31, 2013, the Company has $210,604 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at December 31, 2013:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years

Accounts payable and accrued liabilities	$53,523	$53,523	$53,523	$-	$-	$-
Unsecured subordinated debentures (1)	33,847	36,902	36,902	-	-	-
Senior financing (2)	15,941	17,167	4,705	9,999	2,463	-
Senior revolving financing (3)	13,779	14,171	14,171	-	-	-
Other bank financing	403	403	403	-	-	-
Other long-term debt	2,043	2,057	696	875	486	-
Operating lease commitments	-	84,154	4,613	10,670	11,549	57,322
Royalty payments (4)	1,269	20,149	1,269	2,538	2,529	13,813

	$120,805	$228,526	$116,332	$24,082	$17,027	$71,135

(1) Includes interest at 9%.
(2) Includes interest at 2.8% the rate in effect at December 31, 2013
(3) Includes interest at 2.8%, the rate in effect at December 31, 2013
(4) From fiscal 2011 to 2015 inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,269 (CDN$1,350) or 0.33% of the Company's gross annual revenue from all sources, provided that gross revenue exceeds $12,693 (CDN$13,500) in any aforementioned fiscal year, up to a maximum of $26,514 (CDN$28,189).  The Company has assumed the minimum required payments.

The Company expects to be able to meet its future financial obligations with its current source of funds.  However, there are uncertainties related to the timing of the Company’s cash inflows and outflows, specifically around the sale of inventories and amounts required for market and product development costs.  These uncertainties include the volume of commercial sales related to its natural gas engines and fuel system products and the development of markets for, and customer acceptance of, these products.  As a result, the Company may need to seek additional equity or arrange debt financing, which could include additional lines of credit, in order to meet its financial obligations.

48

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

25.	Financial instruments (continued):

(c)	Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments and accounts receivable.  The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments.  The Company monitors its portfolio, and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and loans receivable.  As at December 31, 2013, 88% (December 31, 2012 - 89%) of accounts receivable relates to customer receivables, 1% (December 31, 2012 - 1%) relates to government grants receivable and 11% (December 31, 2012 - 10%) relates to amounts due from joint venture and indirect, income tax and value added taxes receivable.  In order to minimize the risk of loss for customer receivables, the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed.  Most sales are invoiced with payment terms in the range of 30 days to 90 days.  The Company reviews its customer receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible.  Estimates for allowance for doubtful debts are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into consideration past due amounts and any available relevant information on the customers’ liquidity and financial position.

The carrying amount of cash and cash equivalents, short-term investments and accounts receivable as at December 31, 2013 of $269,919 (December 31, 2012 - $260,049) represents the Company’s maximum credit exposure.

(d)	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates.  The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar (“U.S.”) and the Euro (“Euro”).  Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

49

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

25.	Financial instruments (continued):

(d)	Foreign currency risk (continued):

The Company’s functional currency is the Canadian dollar. The U.S. dollar and the Euro carrying amount of financial instruments subject to exposure to foreign currency risk in the consolidated balance sheet  at December 31, 2013 is as follows:

U.S. dollars
Cash and cash equivalents	$150,595
Short-term investments	31,820
Accounts receivable	16,607
Accounts payable	8,732

Euros
Cash and cash equivalents	€387

If foreign exchange rates on December 31, 2013 had changed by 25 basis points, with all other variables held constant, net loss for the year ended December 31, 2013 would have changed by $528 and $1 for US dollar denominated and Euro denominated financial instruments, respectively.  The Company’s exposure to currencies other than U.S. dollars and Euros is not material.

(e)	Interest rate risk:
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is subject to interest rate risk on certain long-term debt with variable rates of interest.  The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended December 31, 2013 had increased or decreased by 50 basis points, with all other variables held constant, net loss for the year ended December 31, 2013 would have increased or decreased by $52.

50

Westport Innovations Inc.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)

Years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011

25.	Financial instruments (continued):

(f)	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and loan payable approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value.  The long-term investment represents our interests in the CWI, WWI and other equity accounted for investees, which are accounted for using the equity method.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes (note 13(a)) approximates its fair value, based on market rates of interest for similar indebtedness. Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for senior financing agreements (note 13(c)) approximates its fair value as at December 31, 2013, as the interest rate on the debt is floating and therefore approximates the market rate of interest.  The Company’s credit spread also has not substantially changed from the 2.5% premium currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at December 31, 2013, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

51